02029954

P.E 4-1-02

EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2002 Commission File Number: 000-21756

CHC HELICOPTER CORPORATION
(Name of registrant)

Hanger No. 1, St. John's Airport
P.O. Box 5188
St. John's, Newfoundland A1C 5V5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX ON SEQUENTIALLY
NUMBERED PAGES: 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC HELICOPTER CORPORATION

Date: April 9, 2002

By: ______________________
Name: Derrick Sturge
Title: Vice-President, Finance

EXHIBIT INDEX

EXHIBIT 1

Press Release

For Immediate Release
April 8, 2002

CHC HELICOPTER CORPORATION ANNOUNCES TREASURY ISSUE OF CLASS A SUBORDINATE VOTING SHARES

CHC Helicopter Corporation (FLY.A., FLY B: TSE; FLYA: NASDAQ) announced today that it has entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy and sell to the public on a "bought-deal" basis 4,000,000 Class A Subordinate Voting Shares (the "Subordinate Voting Shares") of the Company from treasury, with an option to purchase up to an additional 400,000 Subordinate Voting Shares, exercisable prior to closing. Closing is expected on or about April 25, 2002.

The purchase price of C$28.40 per Subordinate Voting Share will result in gross proceeds of approximately C$113,600,000, assuming that the over-allotment option is not exercised, and approximately C$124,960,000 if the over-allotment option is fully exercised. The net proceeds of the offering will be used by CHC Helicopter Corporation for general corporate purposes, which may include the repayment of debt and asset acquisitions.

The prospectus to be filed in connection with the treasury offering will also qualify the sale, at the same price, by way of secondary offering in Canada of 772,000 Subordinate Voting Shares from 4038266 Canada Inc., a corporation owned by one of the underwriters. 4038266 Canada Inc. will sell these shares to create a hedged position with respect to certain monetization transactions that an affiliate of the selling shareholder has entered into with Discovery Helicopters Inc., a corporation wholly owned by Craig L. Dobbin, the Chairman and Chief Executive Officer of CHC, and certain other senior officers of CHC. CHC has been advised that Mr. Dobbin and the senior officers are proceeding with these transactions (involving the monetization by Mr. Dobbin and the senior officers of a total of 800,000 Class A Shares) for personal estate planning and portfolio diversification and that the number of shares being monetized represents, in each case, less than 15% of the shares of CHC held by Mr. Dobbin and the other senior officers.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information contact:

Jo Mark Zurel
Senior Vice-President and Chief Financial Officer
Phone: (709) 570-0567
Fax: (709) 570-0506